# SPACEOUTVR, INC.
## Statements of Comprehensive Income

| | Year Ended 12/31/2016 | For the Period May 20, 2015 (inception) to 12/31/2015 |
|---|---|---|
| **Net sales** | $ 38,360.84 | $ 469.93 |
| **Cost of Goods Sold** | 136,780.84 | 20,381.96 |
| **Gross Profit** | (98,420.00) | (19,912.03) |
| **Expenses** | | |
| Advertising | 86,287.43 | 6,799.50 |
| Auto Expense | 12,793.74 | 0.00 |
| Auto Insurance | 1,066.00 | 0.00 |
| Bank Charges | 2,387.00 | 650.00 |
| Computer supplies | 0.00 | 636.92 |
| Depreciation Expense | 30,911.00 | 0.00 |
| Dues & Subscriptions | 2,294.66 | 0.00 |
| Ecommerce Software Expense | 1,611.96 | 0.00 |
| Employee Per Diem | 2,296.12 | 0.00 |
| Equipment | 1,649.56 | 108.61 |
| Insurance | 356.03 | 29.84 |
| Insurance - Disability | 8.58 | 0.00 |
| Insurance - Liability | 425.00 | 0.00 |
| Insurance - Workers Comp | 429.88 | 0.00 |
| Job Materials | 9.47 | 6.49 |
| Legal & Professional Fees | 50,001.15 | 14,585.92 |
| Meals and Entertainment | 396.35 | 7.50 |
| Miscellaneous office | 4,166.50 | 0.00 |
| NYS Dept of Works Comp | 767.67 | 0.00 |
| Office Expenses | 2,873.53 | 626.14 |
| Other General and Admin Expenses | 11,060.53 | 68.32 |
| Payroll Expenses | 1,330.56 | 89.64 |
| Taxes | 16,559.51 | 926.26 |
| Wages | 182,864.50 | 7,500.00 |
| Postage and Delivery | 1,418.97 | 178.91 |
| Promotional | 1,293.46 | 0.00 |
| Reimbursements | 309.63 | 0.00 |
| Rent or Lease | 22,706.25 | 150.00 |
| Repair & Maintenance | 361.51 | 0.00 |
| Research & Development | 724.00 | 0.00 |
| Shipping and delivery expense | 1,640.34 | 26.63 |
| Shopify fees | 3,672.42 | 79.28 |
| Stationery & Printing | 1,864.87 | 296.29 |
| Subcontractors | 167,701.64 | 0.00 |
| Supplies | 80.18 | 0.00 |
| Telephone | 768.52 | 59.88 |

| | | |
|---|---|---|
| **Trade Show Exhibitor Cost** | 1,590.01 | 0.00 |
| **Travel** | 17,044.42 | 8,000.00 |
| **Travel Meals** | 703.07 | 0.00 |
| **Other operating expense** | 11,126.72 | 100.40 |
| **Utilities** | 1,599.70 | 0.00 |
| **Total Expenses** | 647,152.44 | 40,926.53 |
| **Net Operating loss** | **(745,572.44)** | **(60,838.56)** |
| **Other Income** | | |
| **Interest Earned** | 2,448.11 | 0.34 |
| **Other Ordinary Income** | 850,000.00 | 0.00 |
| **Total Other Income** | **852,448.11** | **0.34** |
| **Net Income (loss)** | **$ 106,875.67** | **$ (60,838.22)** |